WHY WITHCO?

Ease and Speed

Every Withco flavor is built to be a simple 2 step cocktail where no extra ingredients are needed. Each drink can be made in 30 seconds, decreasing ticket times, increasing sales, and enhancing the overall guest experience.

Consistency

By outsourcing cocktail mixer prep to Withco, bars are able to provide impeccable consistency regardless of which bartender is working. Staffing, training, and ingredient quality are major pain points that often resulting in subpar beverage quality, and Withco's mixers provide a solid foundation on which to build a consistent beverage program.

Quality Ingredients

Our mixes use fresh ingredients, real juices, and none of the BS or artificial sweeteners, "natural flavors" found in other mixes.

Costs

WithCo's average cost per pour is between $0.40-$0.80. Forecasting and hitting margin goals is important to every bar, and we're here to help. Reduce waste, prep time, and loss all at once.

WITHCOCOCKTAILS.COM

With Fresh Ingredients
With Spirit or Sparkling
With Good Company





PREMIUM COCKTAIL MIXERS
MADE WITH FRESH JUICES
AND REAL BOTANICALS



WITHCO

MENU

INTEGRATE WITHCO INTO YOUR MENU

With 25+ variations of cocktails and non-alcohol options, WithCo's *versatility* can help raise the bar for *fresh and easy* to execute cocktails on any menu.



LAVENDER ROSE
Lavender Flowers, Lemon, Rose Petals +GIN

GINGER MULE
Ginger Root, Aromatic Bitters, Lime, Soda Water +VODKA

GINGER MARGARITA
Ginger Root, Aromatic Bitters, Lime +TEQUILA/MEZCAL

OLD FASHIONED
Madagascar Vanilla, Aromatic Bitters, Orange, Cinnamon +WHISKEY

MARGARITA
Agave, Orange, Lime +TEQUILA

CUCUMBER MARGARITA
Cucumber, Mint, Lime +TEQUILA

CUCUMBER GIMLET
Cucumber, Mint, Lime +GIN/VODKA

LAVENDER 75
Lavender Flowers, Lemon, Rose Petals, Topped with Sparkling Wine +GIN

BEES KNEES
Lemon, Bee Pollen, Raw Honey +GIN

ESPRESSO MARTINI
Espresso, Cream, Madagascar Vanilla, Orange, Cinnamon +VOKDA

GINGER MOCKTAIL SPRITZ
Ginger Root, Lime, Soda Water

CUCMBER MOCKTAIL SPRITZ
Cucumber, Mint, Lime, Soda Water

LAVENDER MOCKTAIL SPRITZ
Lavender, Lemon, Rose, Soda Water

WITHCO


BLOODY MARY
WITH CO COCKTAILS

Bloody Mary

BOTTLE SIZE | 25.5 OZ

YIELDS | 10 COCKTAILS

CASE COUNT | 12 BOTTLES

SHELF LIFE | 12 MONTHS

INGREDIENTS
Tomato Juice Celery Salt, Horse-radish Root, Apple Cider Vinegar, Light Brown Sugar, Fresh Lemon Juice, Garlic Powder, Paprika, Chili Powder, Red Pepper Flakes, Ginger Root

PAIRS WITH
Vodka, Tequila, Mezcal


ELLIS OLD FASHIONED
WITH CO COCKTAILS

Ellis Old Fashioned

BOTTLE SIZE | 25.5 OZ

YIELDS | 50 COCKTAILS

CASE COUNT | 12 BOTTLES

SHELF LIFE | 12 MONTHS

INGREDIENTS
Madagascar Vanilla, Bitters, Orange Oil, Cinnamon, Pure Cane Sugar, Water

PAIRS WITH
Whiskey, Bourbon, Rye, Tequila Anejo


HEY GIRL
WITH CO COCKTAILS

Hey Girl

BOTTLE SIZE | 25.5 OZ

YIELDS | 16 COCKTAILS

CASE COUNT | 12 BOTTLES

SHELF LIFE | 12 MONTHS

INGREDIENTS
Cucumber, Mint, Fresh Lime, Water, Pure Cane Sugar

PAIRS WITH
Vodka, Gin, Tequila, Rum, Soda Water


BOUQUET
WITH CO COCKTAILS

Bouquet

BOTTLE SIZE | 25.5 OZ

YIELDS | 16 COCKTAILS

CASE COUNT | 12 BOTTLES

SHELF LIFE | 12 MONTHS

INGREDIENTS
Lavender, Fresh Lemon, Rose Petals, Pure Cane Sugar, Water

PAIRS WITH
Vodka, Gin, Tequila, Rum, Champagne, Soda Water


GINGER MULE
WITH CO COCKTAILS

Ginger Mule

BOTTLE SIZE | 25.5 OZ

YIELDS | 16 COCKTAILS

CASE COUNT | 12 BOTTLES

SHELF LIFE | 12 MONTHS

INGREDIENTS
Ginger Root, Aromatic Bitters, Fresh Lime, Water, Pure Cane Sugar

PAIRS WITH
Vodka, Gin, Whiskey, Tequila, Mezcal, Rum, Soda Water

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AGAVE MARGARITA
WITH CO COCKTAILS

Agave Margarita

BOTTLE SIZE | 25.5 OZ

YIELDS | 16 COCKTAILS

CASE COUNT | 12 BOTTLES

SHELF LIFE | 12 MONTHS

INGREDIENTS
Agave Nectar, Fresh Lime, Water, Orange Oil

PAIRS
Tequila or Mezcal


HONEY SOUR
WITH CO COCKTAILS

Honey Sour

BOTTLE SIZE | 25.5 OZ

YIELDS | 16 COCKTAILS

CASE COUNT | 12 BOTTLES

SHELF LIFE | 12 MONTHS

INGREDIENTS
Bee Pollen, Raw Honey, Fresh Le-mon, Water, Aromatic Bitters

PAIRS WITH
Whiskey, Tequila, Vodka

WITH CO